UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-27487


(Check One): __ Form 10-KSB __Form 20-F __Form 11-K _X_Form 10-QSB __Form N-SAR


      For Period Ended:  3/31/2000

      (    ) Transition Report on Form 10-K
      (    ) Transition Report on Form 20-F
      (    ) Transition Report on Form 11-K
      (    ) Transition Report on Form 10-Q
      (    ) Transition Report on Form N-SAR
      For the Transition Period Ended: ___________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s)to which the notification relates: _________________________________


                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

San Diego Soccer Development Corporation

Address of Principal Executive Office (Street and Number):

2123 Garnet Avenue, Suite B
San Diego, CA 92109


                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed (Check box if appropriate)

[X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

Due to the complex nature of the Company's recent business transactions, the recent filing of a Proxy Statement and the current merger negotiations with a non-reporting company, the Company mistakenly believed that there would be no need to file the Form 10Q-SB (as completion of the merger would be a "going-private" transaction) and therefore it was not a focus of the Company's management. Because of delays in approving the merger the Company now finds itself in the position of having to file the Quarterly Report and needs the extra time to ensure that the financial statements and disclosures in the Form 10-QSB are accurate. The Company is currently in the process of finishing these statements and believes at this time that the work will be completed, and its Quarterly Report on Form 10-QSB will be filed, within the grace period provided under Rule 12b-25.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Yan K. Skwara, 858-581-2120

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.


------------------------------------------------------------------------

                    San Diego Soccer Development Corporation

                  (Name of Registrant as Specified in Charter)

have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

                                    San Diego Soccer Development Corporation

                                /s/ Yan K. Skwara
                                    ----------------------------------------
                                By: Yan K. Skwara
                                    President


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISTATEMENTS OR OMMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)